

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-mail
Dina Yafe
Chief Executive Officer
Instride, Inc.
7950 NW 53rd Street, Suite 337
Miami, Florida 33166

> **Re: Instride, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 27, 2013**
> **File No. 333-192585**

Dear Ms. Yafe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. Please refer to Rule 405 under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

    *   Your disclosure indicates that you are a development stage company issuing penny stock;

    *   You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

    *   You have a net loss of $20,095 to date and you have not generated any revenues to date;

    *   You have assets consisting only of $31,200 in cash; and

    *   Your registration statement contains very general disclosure related to the nature of your business and your business plan.

    In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. Please disclose the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, 75%, and 100% of the shares offered. Please refer to Item 501(b)(3) of Regulation S-K.

5. Please disclose that there are no assurances you will raise any proceeds from this offering.

Summary Information, page 6

6. As you do not appear to be eligible to rely on the safe-harbor for forward-looking statements created by the Private Securities Litigation Reform Act of 1995, as amended, please delete the references to the Securities Act and the Exchange Act in the third paragraph on page 6 or tell us why you believe these references are appropriate.

7. Please identify the countries or regions into which you intend on selling, importing, and marketing your products and services. In this regard, we note your disclosure on page 6 that you are committed to providing services to runners outside the United States, however on page 23, you cite United States retail sector data.

Risk Factors, page 9

8. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company posed by your need to enter into agreements with third party manufacturers/suppliers. In this regard, we note your disclosure on page 41 that you will not be manufacturing any products and you will be relying on suppliers' existing delivery structures to deliver products to customers, and if these structures fail, you will need to hire a third party delivery service. Please refer to Item 503(c) of Regulation S-K.

Because Our Auditors Have Issued a Going Concern Opinion Regarding Our Company…, page 10

9. We note your disclosure that you reserve the right to seek additional funds through private placements of your common stock and through debt financing. Please discuss in this risk factor, or in a separate risk factor, the risks associated with obtaining additional capital through private placements or debt instruments. In this regard, we note your disclosure on page 42 that you would likely have to pay additional costs associated with high risk loans.

Since We Anticipate Operating Expenses Will Increase Prior to Earning Revenues…, page 12

10. We note your statement that you cannot "provide investors with any assurance that [your] service will attract customers; generate any operating revenue or ever achieve profitable operations." Please clarify that there is no assurance that you will ever commence operations or that you will generate any revenue.

Dilution, page 19

11. Please disclose pro forma net tangible book value per share after the offering. Please refer to Item 506(a) of Regulation S-K.

Description of Business, page 22

Executive Summary, page 22

12. We note your disclosure throughout this section of the "Adviser-Within-A-Store" concept. Please provide a more detailed description of what is meant by this term, and whether you plan on using third parties to act as fitness advisers to your customers. If this is true, please provide a detailed discussion regarding the relationship between your company and the advisers. For example, please discuss whether these advisers will be employees of your company, the proposed compensation arrangements, and the activities to be carried out by these advisers, as well as any other material aspects of the relationship. If appropriate, please consider adding additional risk factor disclosure regarding the risks these advisers pose to your business.

13. We note your disclosure on page 23 of numerous authorities citing the strengthening retail sporting goods store market in the United States. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. In addition, given the intended geographic scope of your proposed business (i.e., outside the U.S.), please disclose the relevance of U.S. market data to your proposed business.

Competitive Advantages, page 23

14. We note your disclosure that you "expect to have a significant distinction from [your] competitors." Please discuss what you anticipate this distinction to entail. For example, please discuss the competitive conditions within your industry and the methods by which you will compete. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Statement of Operations, page 30

15. Please tell us how you computed weighted average common shares outstanding for basic and diluted net loss per share for each period presented. Please be sure to explain how common shares subscribed are included in the computation. Please refer to ASC 260-10-55-23.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

16. We note your disclosure starting on page 39 of your differing plans of operation at different percentages of shares sold. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the tables on page 39 and 40, please so state. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Capital Resources and Liquidity, page 41

17. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, staff accountant, at (202) 551-3318 or Robyn Manuel, staff accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, staff attorney, at (202) 551-3477 or Dietrich King, legal branch chief, at (202) 551-3338, or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Jonathan D. Strum